Exhibit 99.1

info@madisonminerals.com
www.madisonminerals.com
TSX.V – MMR
OTC.BB - MMRSF

Suite 2000, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

April 3, 2013	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

EXTENSION OF SHARE PURCHASE WARRANTS

Madison Minerals Inc. (TSX-V: MMR) advises that it is making application to regulatory authorities to extend the expiry date of 1,000,000 share purchase warrants from April 14, 2013 to April 14, 2015. The warrants remain exercisable at the price of $0.16 per share and were originally issued with a term of two years in respect of a private placement of 1,000,000 units which closed on April 14, 2011.

This application is subject to regulatory acceptance. A further announcement will be made when and if such acceptance is obtained.

To find out more about Madison Minerals Inc., please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.